Brian P. Fenske Partner
Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095
bfenske@fulbright.com • Direct: 713 651 5557 • Main: 713 651 5151 • Facsimile: 713 651 5246
November 16, 2010
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Larry Spirgel and Reid Hooper

Re:	RigNet, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 4, 2010 File No. 333-169723
Ladies and Gentlemen:
     On November 4, 2010, RigNet, Inc. (the “Registrant”) filed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its common stock. By letter dated November 12, 2010, the Registrant has received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to Amendment No. 1 (the “Comment Letter”).
     In response to the Comment Letter, the Registrant has filed Amendment No. 2 to the Form S-1 (the “Amendment No. 2”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.
Principal Stockholders, page 5
1.	We note your response to our comment six in our letter dated October 27, 2010. Please quantify and total the amount of benefits to be received by each of the three stockholders who currently control the company.

Response: The disclosure on page 5 has been revised in response to the Staff’s comment.
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www.fulbright.com

Securities and Exchange Commission
November 16, 2010

Summary Historical Consolidated Financial and Other Data, page 8
2.	We note your response to our comment seven in our letter dated October 27, 2010. Revise your discussion beginning on page 10 to indicate that management utilizes Management EBITDA in making compensation determinations. Please also include in this section the differences in definition between Adjusted EBITDA and Management EBITDA.

Response: The disclosure on page 12 has been revised in response to the Staff’s comment.
The loss of key personnel. . ., page 20
3.	We note your response to our comment nine in our letter dated October 27, 2010; however, please also identify the Vice President of Global Engineering who is the technical architect of your global network.

Response: The disclosure on page 20 has been revised in response to the Staff’s comment.
Related Party Transactions, page 111
4.	We note your response to our comment 26 in our letter dated October 27, 2010 stating that you terminated the agreement with NuPhysicia. Expand your disclosure to explain management’s reasons for terminating the agreement with NuPhysicia. Also discuss whether you will still provide telemedicine services. We note you removed references to your telemedicine services in the Form S-1 but we still note references to the telemedicine business on your website.

Response: The disclosure on page 117 has been revised in response to the Staff’s comment. The Registrant notes that references to telemedicine services have been removed from the Registrant’s website.

5.	Please disclose the material terms of the Series B and C convertible preferred stock.

Response: The disclosure beginning on page 115 has been revised in response to the Staff’s comment.
Note 2 — Business and Credit Concentrations, page F-11
Foreign Currency Risk
6.	Revise your foreign currency footnote to provide the disclosure you proposed to make prospectively in your response to comment 30. You should also comply fully with the disclosure requirements of ASC 830-20-50.

Securities and Exchange Commission
November 16, 2010

Response: The Registrant’s disclosure on page F-44 and page 55 incorporates the updated disclosures related to concentrations of credit risk.

In the completion of the Registrant’s financial statements for the years ended December 31, 2009, 2008 and 2007, the Registrant assessed all required disclosures provided for in ASC-830-20-50 and determined the effect of transaction losses included in the determination of net income were immaterial in relation to the financial statements taken as a whole. Foreign currency losses were $75,929, $102,212 and $104,297, for the years ended December 31, 2009, 2008 and 2007, respectively. Foreign currency losses represented 0.4%, 1.0% and 4.9% in the determination of net income (loss) and 0.7%, 0.6% and 2.0% of operating income for the years ended December 31, 2009, 2008 and 2007, respectively. Similarly, foreign currency losses were $262,000 and $39,000 for the nine months ended September 30, 2010 and 2009, respectively representing 2.5% and 0.3% of net income (loss) for the nine months ended September 30, 2010 and 2009, respectively.

Further, the Registrant has not experienced significant rate changes related to unsettled balances subsequent to a reported balance sheet and, historically, rate fluctuations have not resulted in fluctuations impacting the comparability of results to prior periods. The Registrant will continue to assess foreign currency rate changes and the effects or implications of such changes to the comparability of results to provide disclosures as required under ASC 830-20-50.

In future filings, if the aggregate amount of foreign currency transaction gains or loss included in determining net income is material, the Registrant has indicated that it will disclose the amount in the financial statements or notes pursuant to ASC 830-20-50.

7.	Revise to include an analysis of changes in the accumulated amount of translation adjustments during all periods presented as required by ASC 830-30-45-18 and 45-20 and ASC 830-30-50-1.

Response: The Registrant has expanded its disclosures on page F-44 to clarify that accumulated foreign currency translation represents Accumulated Other Comprehensive Income (Loss) reported in the consolidated statement of stockholders’ equity and disclose the specific foreign currencies impacting operations to fully comply with ASC 830-30-45-18 and 45-20 and ASC 830-30-50-1. The presentation on the statement provides beginning and ending balances, as well as the analysis of changes in provisions. Further, no income tax was allocated to the foreign currency translation included in accumulated other comprehensive income (loss) in the financial statements for all periods presented.

Securities and Exchange Commission
November 16, 2010

Financial Statements
Note 10 — Redeemable, Non-Controlling Interest, page F-21
8.	It is unclear to us from your response to comment 31 in our letter dated October 27, 2010 how the “fixed trailing adjusted earnings formula” underlying the redemption option specifically meets the exemption criteria of ASC 815-10-15-59. Please clarify. Describe for us the non-controlling owners redemption rights. Identify the specific dates during which this redemption right could have been exercised. Describe for us the “fixed trailing adjusted earnings formula” and explain for us how the “formula” underlying the redemption option specially meets the exemption criteria of ASC 815-10-15-59.

Response: The following outlines the non-controlling interest owner’s redemption rights and related terms, which were amended through December 31, 2009, as noted below:
•	The non-controlling interest owner could redeem its non-controlling interest ownership from May 7, 2007 through December 16, 2009.

•	The exercise period was amended during 2009 providing a new redemption period from February 1, 2010 through February 1, 2012. The amendment also required all, and not less than all, outstanding non-controlling ownership be redeemed upon exercise.

•	The Registrant originally had 45 days from the notice date of exercise to close the transaction by paying the purchase price in cash. This provision was later extended to provide 75 days for payment.

•	The non-controlling interest owner was obligated to deliver ownership units free and clear of all liens.

•	The non-controlling interest owner had a 15 day review period following the delivery of the final purchase price determined by the Registrant, and, during such period, the non-controlling interest owner could request an independent third party recomputation of the purchase price.

•	The purchase price was determined as the percentage of interest ownership times the “fixed trailing adjusted earnings formula.” The following are the significant components in determining the purchase price:

Securities and Exchange Commission
November 16, 2010

•	A minimum of five times (1) the trailing twelve months EBITDA (earnings before interest, taxes, depreciation and amortization) up to a maximum of seven times (1) the trailing twelve months EBITDA(2);

•	Less all funded indebtedness and amounts payable under any capital leases of LandTel; and

•	Plus the amount of cash in excess of $250,000 in LandTel.

(1) The multiplier was determined based on the ratio of the actual last twelve months EBITDA compared to the projected EBITDA for the same period included in the non-controlling interest owner acquisition offering document presented in 2006. If the resulting ratio was greater than 80%, but less than 90%, the purchase price multiple was adjusted by 0.2 for each full percentage point above 80% of the projected EBITDA for that same period.

(2) During 2009, the formula was amended to be the highest trailing twelve months EBITDA of any month from October 2008 through the redemption right option period.
The following outlines the Registrant’s analysis regarding the application of ASC 815-10-15-59 related to the non-exchange-traded contract which incorporates considerations as to why there is no underlying on which changes are observable or otherwise objectively verifiable under ASC 815-10-15-89, as summarized in the Registrant’s previous response dated November 4, 2010.

Contracts are not subject to the requirements of the subtopic (ASC 815-10-15-59), if the underlying has certain characteristics. In analyzing this standard, the Registrant first made the following assessments related to the existence of an underlying (ASC 815.10-15-88 and 89) pursuant to the agreement:
An underlying is a variable that, along with either a notional amount or a payment provision, determines the settlement of a derivative instrument, and may be any variable whose changes are observable or otherwise objectively verifiable, such as a market price or index. Further, an underlying may be a price or rate of an asset or liability but is not the asset or liability itself.
As outlined above, the contract value was based on a fixed defined formula based on EBITDA generated by LandTel for the period compared to the projected EBITDA for the same period included in the non-controlling interest owner acquisition offering document presented to the Registrant in 2006. The “fixed trailing adjusted earnings formula” did not represent a variable for which changes are observable or otherwise objectively verifiable. More specifically, the trailing EBITDA, the primary input to the formula, was not driven by market price changes or changes in the fair value of LandTel net assets. As illustrated in the following points below, the trailing twelve months EBITDA did not change with the fair value of the underlying net assets (or units) of LandTel held by the non-controlling interest owner of LandTel, and was

Securities and Exchange Commission
November 16, 2010

never driven by market prices changes, and therefore the redemption option did not have an underlying and is not a derivative under ASC 815.10.
a.	The non-controlling interest owner did not benefit from increases in the fair value of the underlying (i.e. LandTel net assets or units), since valuation increases in those assets do not result in increases in the maximum redemption value. As discussed above, the redemption value had both a floor and a ceiling, such that the generation of revenues, net income and EBITDA did not necessarily adjust or result in any increase to the redemption value of the non-controlling interest.

b.	LandTel’s last twelve month trailing EBITDA would need to increase 82% when compared to the EBITDA generated for the year ended December 31, 2009 before the purchase price could increase.

c.	The fair value of LandTel net assets was measured in the determination of the 2009 impairment of related goodwill. The recognition of the impairment had no impact on the computed value of the redeemable non-controlling interest.

d.	Redemption transactions during 2008 and 2009 resulted in the price being determined at the maximum fixed trailing adjusted earnings formula, which was not driven by market price changes or changes in the fair value of LandTel Net Assets.

e.	The redemption price adjustment related to working capital had no relationship to changes in fair value.
SFAS 133 Paragraph 57(a) also states in part “an underlying may be any variable whose changes are observable or otherwise objectively verifiable. Paragraph 10(e) specifically excludes a contract with settlement based on certain variables unless the contract is exchange-traded.”

Exception paragraph ASC 815.10.15-59 (d) specifically excludes a contract with settlement based on certain variables unless the contract is exchange-traded, ASC 815.10.15-59 provides as follows “Contracts that are not exchange-traded are not subject to the requirements of this Statement “if the underlying on which the settlement is based is one of the following:... Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty

Securities and Exchange Commission
November 16, 2010

agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices).”

That exception is intended to apply to contracts with settlements based on the volume of items sold or services rendered; it is not intended to apply to contracts based on changes in sales or revenues due to changes in market prices. ASC 815.10.15-59 (d) provides a scope exception for derivatives in which the underlying is based on specified volumes of sales or service revenues of one of the parties to the contract. This scope exception in many circumstances may be applied to contracts for which the underlying is a broad performance measure of one of the parties to the contract.

As outlined above, the Registrant determined that the “fixed trailing adjusted earnings formula” did not change due to changes in market prices or changes in fair value of LandTel Net Assets. Further, the redemption value varied based on previously established specific volumes of EBITDA and, as such, the scope exception in paragraph ASC 815.10.15-59 (d) applied. Therefore, the redemption option does not have an underlying under ASC 815.10.15-89 and is not a derivative.
* — * — * — * — * — *

Securities and Exchange Commission
November 16, 2010

     If any member of the Staff has any questions concerning these matters or desires additional information or clarification, he or she should contact the undersigned at (713) 651-5557.
Very truly yours,
/s/ Brian Fenske
Brian Fenske
BF/jy
Enclosure

cc:	Joseph Kempf (Securities and Exchange Commission) Robert Littlepage (Securities and Exchange Commission) Mark B. Slaughter (RigNet, Inc.) Jeffrey D. Karpf (Cleary Gottlieb Steen & Hamilton LLP)